April 4, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Serve Robotics Inc.
Post-Effective Amendment to Form S-1 on Form S-3
File No. 333-281113

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Serve Robotics Inc., a Delaware corporation (the “Registrant”), hereby requests that the above-referenced Post-Effective Amendment to Form S-1 on Form S-3 (the “Post-Effective Amendment”) be declared effective at 4:05 p.m., Eastern Time, on April 7, 2025 or as soon as practicable thereafter. Once the Post-Effective Amendment has been declared effective, please orally confirm that event with our counsel, Orrick, Herrington & Sutcliffe LLP, by calling Albert Vanderlaan at (617) 880-2219.

The Registrant hereby authorizes Albert Vanderlaan of Orrick, Herrington & Sutcliffe LLP to orally modify or withdraw this request for acceleration.

Thank you for your assistance in this matter.

Kind regards,

SERVE ROBOTICS INC.

By:	/s/ Brian Read
Name:	Brian Read
Title:	Chief Financial Officer

cc: Albert Vanderlaan, Orrick, Herrington & Sutcliffe LLP